

June 23, 2014

Via E-mail
Charles Herlinger
Chief Financial Officer
Orion Engineered Carbons S.à r. l.
15 rue Edward Steichen
L-2540 Luxembourg, Grand Duchy of Luxembourg

      Re: Orion Engineered Carbons S.à r. l.
              Registration Statement on Form F-1
              Filed June 9, 2014
              File No. 333-196593

Dear Mr. Herlinger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed June 9, 2014

Refinancing, page 10

1. In the second bullet point describing the use of net proceeds from the new loan, you disclose that you will issue "approximately €207 million worth of new common shares at the initial public offering price for this offering to Kinove Holdings." We further note that the basis of your Dilution disclosure on page 44 appears to be the issuance to Kinove Holdings of shares of common stock at the public offering price in consideration for contributing approximately €199 million of PECs as an equity investment in the company. Based on your prospectus cover page disclosures, it appears that all of the shares being sold pursuant to the registrations statement will be offered by the selling shareholders and that the shares to be issued to Kinove Holdings are not covered by the registration statement. Please explain to us how you are complying with the applicable provisions of the Securities Act of 1933 with respect to the issuance of the shares to Kinove Holdings. In addition, in light of the selling shareholders

being the only ones offering shares in this offering, please describe the triggers to the disclosure requirements of Item 9.E. in Part I in Form 20-F.

Use of Proceeds, page 40

2. Briefly describe what the PIK Toggle Notes are, or include here a cross-reference to a section of the filing where the disclosure is found.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58
Results of Operations, page 68

3. We note your analysis of your operating results on a consolidated basis as compared to your discussion and analysis of each of the line items discussed at the segment levels. Please quantify the impact of changes in volume, pricing due to contract provisions to recover raw material costs, pricing due to changes made by management, the introduction of new products, foreign currency, and other material factors identified separately. Also, please substantially expand your analysis of the material factors identified to provide investors with a more complete understanding of the facts and circumstances giving rise to the material factors identified. In this regard, changes in volume appear to be a significant factor impacting revenues and gross profit. An analysis of changes in volume may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, et cetera. To the extent that the explanation is a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

Principal Shareholders and Selling Shareholders, page 146

Ownership after the Offering, page 146

4. We note that in footnote (2) you do not identify the general partner with the power to vote or dispose of the shares of Kinove Holdings held by the partnerships. Please revise your disclosure accordingly.

(2.7) Significant accounting policies, page F-34
(a) Revenue and income recognition and related accounts receivable, page F-35

5. Please remove the term, generally, from your statement regarding customers' rights of return and disclose all material instances in which the customer has the right of return and how the right of return is reflected in the recognition of revenue for those instances.

Impairment test, page F-37

6. Please expand your disclosures to identify your smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets (i.e., the identification of your CGUs for your two operating segments) in accordance with IAS 36.65-.73. In this regard, your disclosures within Note 3 indicate that you have only two CGUs – Rubber and Specialties.

Contingent liabilities and other financial obligations, page F-44

7. We note your use of the term, unlikely, when describing what contingent liabilities include. IAS 37.23 defines contingent liabilities as events that are not probable, or is not more likely than not to occur. As such, it is unclear whether your accounting policy is consistent with the guidance in IAS 37 for the identification of contingent liabilities. Please revise your definition of contingent liabilities within the accounting policies to use the language in IAS 37.

(6) Operating segments, page F-48

8. Please expand your disclosure to clarify who your chief operating decision maker (CODM) is and that the CODM monitors the operating segments separately using adjusted EBITDA to make decisions regarding the allocation of resources and assessing performance. Please also clarify that the CODM does not review operating segment asset or liability information to assess performance and allocate resources. Please refer to IFRS 8.7 for guidance.

(8.2) Property, plant and equipment, page F-59

9. Please provide a more disaggregated presentation of plant and machinery given the very broad range of the useful lives. For example, it may be useful to separately present plant and machinery from the acquisition date of July 29, 2011, and subsequent capital expenditures. It would also appear that plant assets and machinery assets are sufficiently different types of assets to warrant separate presentation.

10. Please separately present the carrying value of land, as it is not a depreciable asset.

(8.9) Pension provisions and post-retirement benefits, page F-64

11. We note the line item caption, past service (cost)/income. It is unclear why you included parenthesis around cost rather than income, as the €3.9 million for the line item is income and reduces pension expense. It also appears that your Net pension expense line item should read Net pension expense (income). Please advise or revise your presentation.

(8.11) Trade payables, other financial liabilities, page F-68
(b) Liabilities to shareholders, page F-69

12. Please provide us with the IFRS authoritative literature which supports your original accounting for the B PECs. Please provide us with the original journal entries you recorded for this transaction as well as the carrying amount of the related accounts at the date of extinguishment. Please also identify the IFRS authoritative literature that supports your subsequent accounting for the extinguishment of the B PECs and provide us with the journal entries you recorded for the extinguishment of the B PECs. Your response should specifically address the guidance in IAS 39.41, which indicates that the difference between the carrying amount of a financial liability extinguished and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognized in profit or loss.

 (10.4) Related parties, page F-84

13. We note that you have provided disclosure of the remuneration paid to corporate management and other members of management for each period presented. Please expand this disclosure to include all compensation, including social security costs, pension expenses and other personnel expenses for all periods presented. Please refer to Note 7.7 and IAS 24.17 for guidance.

14. We note that you have concluded that the management participation plan (MPP) is within the scope of IFRS 2 (i.e., is an equity-settled share-based payment transaction) and is accounted for as such. Please tell us how you determined the fair value of the MPP Shares such that you continue to disclose on page F-86 that the transactions related to the MPP did not impact your earnings. Please include your accounting policy for these equity-settled share-based payment transactions and the corresponding disclosures required by IFRS 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Charles Herlinger
Orion Engineered Carbons S.à r. l.
June 23, 2014
Page 5

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: David B. Harms *(via E-mail)*
    Sullivan & Cromwell LLP